Exhibit 99.1

Summary of Viacom 401(k) Plan, effective as of January 1, 2006, as amended

The Viacom 401(k) Plan (“Plan”) is a tax-qualified defined contribution plan for the benefit of eligible employees of Viacom Inc. (“Viacom”) and certain of its subsidiaries. The Plan is designed and operated as a “safe harbor” 401(k) plan. Full-time employees of Viacom who have turned 21 are eligible to participate in the Plan immediately upon their date of hire.  Under the terms of the Plan, a participant may elect to defer a portion (from 1% to 50%, subject to IRS limits) of his or her eligible compensation on a before-tax basis (between 1% and 75% of eligible compensation for before-tax catchup contributions, subject to IRS limits). Participants may direct the investment of their voluntary contributions among the investment options offered under the Plan. The investment options include a number of mutual funds and commingled/institutional funds, the Viacom Company Stock Fund and a self-directed account. Generally, Viacom will make a matching contribution to a participant’s matching contribution account up to the first 5% of eligible compensation contributed by the participant. Matching contributions are invested in accordance with the participant’s investment direction on file with the Plan or to the Qualified Default Investment Account, if applicable. Participants vest 100% in their matching contribution account after 2 years of qualifying vesting service. Distributions under the Plan are generally made only upon a participant’s retirement, termination of employment, death, disability, or hardship.

10